Bionomics Limited

04046205

4 November 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 12 2004
WASH., D.C. 202 SECTION

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
4 NOVEMBER 2004

BIONOMICS AWARDED GRANTS FOR ANTIBODY RESEARCH

Leading genomics company Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today announced that it has been awarded a $247,000 Federal Government Biotechnology Innovation Fund (BIF) grant to further its work on the development of targets for antibody treatments which inhibit blood vessel formation (angiogenesis) in cancer and other diseases such as macular degeneration, diabetic retinopathy and rheumatoid arthritis. The Company was also awarded a $20,000 grant from the South Australian Government's BioInnovationSA for the same project.

Angiogenesis inhibition is currently one of the major areas of focus of pharmaceutical research with the first products starting to get to market. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$320 billion global pharmaceuticals market. For example Genentech's Avastin, an antibody product, which inhibits angiogenesis, was approved by the US FDA for the treatment of colon cancer in February this year and is predicted to generate sales of US$1 billion per annum.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen said, "We are grateful to both the Federal and South Australian governments for supporting our work in this important field. Angiogenesis based therapies are at the forefront of the latest approaches to the treatment of cancer and other serious diseases. Through its Angene™ drug discovery platform, Bionomics has an opportunity to develop a number of therapeutic approaches, including the discovery and development of therapeutic antibodies."

The Angene™ platform combines Bionomics' angiogenesis gene discoveries with a range of cellular assays for target validation and drug screening as well as animal models of angiogenesis for target validation, lead selection and drug development.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600

genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

About angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$320 billion global pharmaceuticals market.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' angiogenesis research programs, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.